NO ACT

12-14-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013188

January 6, 2010

David A. Wisniewski
Associate General Counsel and
Group Vice President
SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Re: SunTrust Banks, Inc.
Incoming letter dated December 14, 2009

Dear Mr. Wisniewski:

This is in response to your letter dated December 14, 2009 concerning the shareholder proposal submitted to SunTrust by the AFSCME Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

January 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SunTrust Banks, Inc.
Incoming letter dated December 14, 2009

The proposal would amend the bylaws to require that the chairman be an independent director, as defined in the proposal.

There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In this regard, we note that in explaining where new language would be inserted into the bylaws, the proposal refers to "the last sentence of Article IV section 1" but quotes a different sentence. Accordingly, we will not recommend enforcement action to the Commission if SunTrust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



David A. Wisniewski
Associate General Counsel and
Group Vice President

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 14, 2009

Via U.S. Mail and email to *shareholderproposals@sec.gov*
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SunTrust Banks, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by SunTrust Banks, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company seeks the concurrence of the Staff of the Securities and Exchange Commission that it may exclude that certain proposal by the AFSCME Employees Pension Fund (the "Proponent"), dated November 12, 2009, along with the accompanying supporting statement, in the form attached hereto as Exhibit A, from the Company's forthcoming proxy statement and proxy card for its 2010 annual meeting of shareholders. Proponent's proposal proposes three separate and unrelated amendments to the Company's bylaws. Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Proponent's correspondence to the Company and the Company's correspondence to the Proponent. For the Staff's reference, a copy of the Company's Bylaws as presently in effect are attached hereto as Exhibit D. The Company has filed its Bylaws as Exhibit 3.2 to its quarterly report on Form 10-Q and makes them available on its website, www.suntrust.com, under the tabs "About SunTrust," and "Corporate Governance."

Request for No-Action Letter

The Company hereby gives notice of the Company's intention to omit the Proposal from the Company's proxy materials and respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Company's proxy materials. This letter constitutes the Company's statement of the reasons why exclusion of the Proponent's proposal from the Company's proxy materials is proper. Enclosed are six copies of this letter, including all exhibits and annexes.

Grounds for Exclusion.

Rule 14a-8 authorizes the Company to exclude the proposal for two reasons. First, the proposal constitutes three separate proposals in violation of the regulatory limit of only one proposal in Rule 14a-8(c), and therefore may be excluded pursuant to Rule 14a-8(i)(3). Second, the Proposals is internally inconsistent in a materially way, which renders the Proposal vague and indefinite in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

1. The proposal constitutes three separate proposals in violation of Rule 14a-8(c), and therefore may be excluded pursuant to Rule 14a-8(i)(3).

The Proponent has combined three separate proposals into a single, compound proposal in violation of Rule 14a-8(c)'s limit of a single proposal. Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules. As explained below, the Proposal is actually a composite of three separate proposals. Because the Proponent has in effect submitted more than one proposal in violation of Rule 14a-8(c), Rule 14a-8(i)(3) permits the Company may exclude the proposal from the Company's proxy statement.

The Proposal can be best summarized to be three separate amendments to Company's bylaws. The first amendment requires the Chairman of the Board to be independent and provides a definition of "independent." The second amendment eliminates the office of Chief Executive Officer. The third amendment is internally inconsistent and the Company cannot determine with certainty what is proposed. It proposes to amend the bylaws either to (a) limit the Board's authority to add any additional words that describe their duties beyond the precise titles specified in the bylaws, or (b) to prohibit the Chairman of the Board from holding more than one office of the corporation.

The First Proposed Amendment

The Proposal first proposes that the Bylaws be amended to add the following text to the end of Article IV section 3:

> "The Chairman shall be a director who is independent from the corporation. A director is not independent if he or she:
>
> (a) in the last five years has (i) been employed by the Corporation; (ii) received any compensation from the Corporation, other than director or committee fees; (iii) been employed by, served as a director of or had a five percent or greater equity interest in an entity that makes payments to or received payments from the Corporation and either: (A) such payments account for one percent or more of the entity's or the Corporation's consolidated gross revenues in any 12-month period in the last five years; or (B) if the entity is a debtor or creditor of the Corporation, the amount owed exceeds one percent of the Corporation's or entity's assets; (iv) been an employee or director of a foundation, university or other non-profit organization that receives donations from the Corporation, or the director has been a direct beneficiary of any donations to such an organization; or (v) been an executive officer of another company where any of the Corporation's present executive officers serves or served on that other company's compensation committee; or
>
> (b) is the parent, child, sibling, mother-in-law, father-in-law, brother-in-law, sister-in-law of, or someone who shares a home with, a person described in any of the subsections in (a) above.
>
> If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman. This Bylaw shall apply prospectively."

The Second Proposed Amendment

The Proponent next proposes a second, unrelated amendment to the bylaws. The Proposal proposes that the following sentence be deleted from Article IV section 1: "The Board of Directors shall designate from among such elected officers a Chief Executive Officer." The "elected officers" include the Chairman." For the Staff's convenience, such amendment as proposed is shown in context:

SECTION 1. **Executive Structure.** The Board of Directors shall elect the following officers: Chairman of the Board, President, Chief Financial Officer, Corporate Secretary, and Treasurer, and may elect one or more Vice Chairmen and Executive Vice Presidents, as the Board of Directors may deem necessary. ~~**The Board of Directors shall designate from among such elected officers a Chief Executive Officer.**~~ The Chief Executive Officer may appoint such assistant officers, whose duties shall consist of assisting one or more of the Officers in the discharge of the duties of any such Officer, as may be specified from time to time by the Chief Executive Officer, whose titles may include such designations as the Chief Executive Officer shall deem appropriate. All Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders. All assistant officers shall be appointed for a term specified by the Chief Executive Officer but not later than the meeting of the Board of Directors following the next annual meeting of shareholders. Any two or more offices may be held by the same person. The title of any officer may include any additional designation descriptive of such duties as the Board of Directors may prescribe.

The Third Proposed Amendment

Finally, the Proponent next proposes a third, unrelated amendment to the bylaws. It proposes that the Bylaws be amended to add the phrase "Except as provided in Article IV section 3" *"at the beginning of the last sentence of Article IV section 1, which provides that "Any two or more offices may be held by the same person."* (emphasis added). However, as discussed in Part 2 of this letter, the Proposal is ambiguous as to which sentence should be amended—should the last sentence be amended, or should the sentence that provides that "Any two or more offices may be held by the same person" be amended? For the Staff's convenience, such amendment as proposed is shown in context.

<u>Alternative 1: Last sentence is amended.</u>

SECTION 1. **Executive Structure.** The Board of Directors shall elect the following officers: Chairman of the Board, President, Chief Financial Officer, Corporate Secretary, and Treasurer, and may elect one or more Vice Chairmen and Executive Vice Presidents, as the Board of Directors may deem necessary. The Board of Directors shall designate from among such elected officers a Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers, whose duties shall consist of assisting one or more of the Officers in the discharge of the duties of any such Officer, as may be specified from time to time by the Chief Executive Officer, whose titles may include such designations as the Chief Executive Officer shall deem appropriate. All Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders. All assistant officers shall be appointed for a term specified by the Chief Executive Officer but not later than the meeting of the Board of Directors following the next annual meeting of shareholders. Any two or more offices may be held by the same person. **<u>Except as provided in Article IV section 3, t</u>**he title of any officer may include any additional designation descriptive of such duties as the Board of Directors may prescribe.

<u>Alternative 2: The sentence that provides that "Any two or more offices may be held by the same person" is amended.</u>

SECTION 1. **Executive Structure.** The Board of Directors shall elect the following officers: Chairman of the Board, President, Chief Financial Officer, Corporate Secretary, and Treasurer, and may elect one or more Vice Chairmen and Executive Vice Presidents, as the Board of Directors may deem necessary. The Board of Directors shall designate from among such elected officers a Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers, whose duties shall consist of assisting one or more of the Officers in the discharge of the duties of any such Officer, as may be specified from time to time by the Chief Executive Officer, whose titles may include such designations as the Chief Executive Officer shall deem appropriate. All Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders. All assistant officers shall be appointed for a term specified by the Chief Executive Officer but not later than the meeting of the Board of Directors following the next annual meeting of shareholders. **<u>Except as provided in Article IV section 3, a</u>**ny two or more offices may be held by the same person. The title of any officer may include any additional designation descriptive of such duties as the Board of Directors may prescribe.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff has long recognized that a company may omit multiple proposals, even if couched as a single proposal which contains substantially distinct issues. The Staff consistently has taken the position that Rule 14a-8 authorizes companies to exclude multiple unrelated proposals, even if packaged as a single submission. The test for whether a proposal constitutes multiple proposals, and therefore permissibly may be excluded under Rule 14a-8(c), is whether the elements of the proposal are closely related and essential to a single-well defined unifying concept. *AT&T Wireless Services, Inc.* (Feb. 11, 2004). However, the Staff has on many occasions found that a multifaceted proposal which was in the form of a single proposal was actually multiple proposals when the various aspects of the proposal were not closely related and essential to a single-well defined unifying concept. See for example:

- *HealthSouth Corporation* (Apr. 6, 2006)(treating a single proposal calling for an amendment to a single section of the bylaws as multiple proposals and therefore excludable);
- *Dow Chemical Co.* (Mar. 2, 2006)(treating an amendment to de-classify the board of directors and to require majority voting for the election of directors as multiple proposals and therefore excludable);
- *Downey Financial Corp.* (Dec. 27, 2004) (treating a single proposal calling for the elimination of the directors' retirement program and requiring directors' pay to be comprised at least 60% of restricted stock as multiple proposals and therefore excludable);
- *Parker-Hannifin Corporation* (Sept. 4, 2009)(treating a single proposal calling for triennial say on pay votes and a requirement to host a forum with the compensation committee as multiple proposals and therefore excludable);
- *Duke Energy Corporation* (Feb. 27, 2009) and *Morgan Stanley* (Feb. 4, 2009) (treating a single proposal calling for a director stock ownership requirement, a director compensation limitation, and director conflict of interest disclosure proposals as multiple proposals and therefore excludable);
- *IGEN Int'l, Inc.* (July 3, 2000) (treating a single proposal calling for an increase in the size of the board to eight members, monthly board meetings, and allowing any stockholder owning five percent or more to call a stockholder's meeting as multiple proposals and therefore excludable);
- *Exxon Mobil Corp.* (March 19, 2002) (treating a single proposal calling for increasing the number of board nominees and qualifications for additional nominees as multiple proposals and therefore excludable);
- *Bob Evans Farms, Inc.* (May 31, 2001) (treating a single proposal calling for the appointment of a trustee to replace the current board and oversee the new board in exploring alternatives to enhance the value of the company as multiple proposals and therefore excludable);
- *Enova Corp.* (February 9, 1998) and *Electronic Data Systems Corp.* (March 10, 1998) (treating a single proposal calling for the de-classification of the board and establish and an "independent lead director" as multiple proposals and therefore excludable);
- *Fotoball, Inc.* (May 6, 1997) (treating a single proposal calling for a minimum share ownership of directors, form of director compensation, and business relationships between the issuer and its non-employee directors as multiple proposals and therefore excludable);
- *Allstate Corp.* (January 29, 1997) (treating a single proposal calling for cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting as multiple proposals and therefore excludable).

The Three Separate Amendments Constitute Three Separate Proposals.

Proponent's three amendments are not related to each other and therefore constitute three separate proposals, each of which may be excluded.

The first amendment pertains to how the Board of Directors is led, and proposes a requirement that the Chairman be an independent director.

The second amendment does not pertain to the Board of Directors at all or even to corporate governance. Instead, it eliminates the office of Chief Executive Officer. Presently, SunTrust's Chief Executive Officer is also its Chairman. However, the neither the Proposal nor the Supporting Statement explain the relevance of this amendment, or whether it is intended to remove the Chief Executive from Office. Since it does not name the Chief Executive Officer personally and states that it will only apply prospectively, the focus of the second amendment is on the structure of the Company's executive offices rather than the current holder of that office. For example, even if the Proposal were approved, the current CEO could continue to serve as CEO or could be appointed President and continue to serve the Company. Whether this person continues to serve on the Board of Directors is related solely to whether he is nominated to serve and elected by the shareholders, and has nothing to do with his status as an officer of the Company, whether that office is the Chief Executive Officer or some other office. So the second amendment is limited to the structure of executive officers of the Company, rather than how the Board of Directors is led, and is not related to the first proposed Bylaw amendment.

Finally, the third amendment either limits the Board's ability to add additional descriptive words to the title of the Chairman of the Board, or to prohibit the Chairman of the Board from holding more than one office of the corporation. Under the first alternative interpretation, the third amendment pertains to the description of the Chairman of the Board. However, the amendment has nothing to do with the independence requirement of the first amendment, and therefore is not related to the first proposed Bylaw amendment. Nor is it related to the elimination of the office of Chief Executive Officer.

Under the second alternative interpretation, the amendment prohibits the Chairman of the Board from holding more than one office of the Corporation. Such an amendment by definition would be unrelated to the first amendment, since the definition of "independent" in the first proposed Bylaw amendment limits the persons who may be selected as Chairman to persons who are not presently, and who have not been, employees of the Company. Additionally, prohibiting the Chairman from holding more than one office is completely unrelated to the elimination of the office of Chief Executive Officer, since the amendment applies prospectively only and the Chairman and CEO cannot be the same person in the future if the Proposal passes.

Unfortunately, the Proponent's supporting statement does not shed any light on why three such disparate amendments are proposed at the same time. The supporting statement essentially only the Proponent's view that a CEO should not also chair the Board of Directors, but offers no support for the elimination of the office of CEO, does not offer any explanation on the limitation of how the Chairman's title is worded, and does not offer any explanation of why the Chairman should be prohibited from holding more than one office. Therefore, there is nothing in Proponent's Supporting Statement which transforms these three separate amendments to the Company's bylaws into a single Proposal. Because shareholders will be limited to the Proponent's Proposal and Supporting Statement, they will not understand how these disparate amendments relate to each other.

The separateness of the three amendments to the Bylaws is further evidenced by the fact that shareholders voting on the Proposal will only be allowed an "all or none" vote—that is, they may vote in favor of all three amendments or against all three amendments, but will not be afforded an opportunity to pick which of the three amendments they support. This likely violates the Commission's rules on bundled proposals, Rule 14a-4(a)(3) and Rule 14a-4(b)(1). See also, Exchange Act Release No. 34-30849, Regulation of Communications among Security Holders (June 23, 1992); *Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement* (Sept. 2004), Interpretation 1S (Rule 14a-4(a)(3)). See also, *Koppel v. 4987 Corp.*, 167 F3d 125, 134 (2d Cir. 1999)(holding that a private right of action exists for violation of Rule 14a-4(a)(3) and Rule 14a-4(b)(1)).

Also, allowing three unrelated amendments to be presented by a single shareholder also violates a long-standing Commission rule and related policies.

The Commission has for more than 30 years placed reasonable limits on the number of proposals which a shareholder may submit. In Exchange Act Release No. 34-12999, *Adoption of Amendments Relating to Proposals by Security Holders,* (Nov. 22, 1976), the Commission first imposed a limit of two proposals per shareholder per year. In doing so, it noted:

> Prior to the current amendments, Rule 14a–8 did not contain any limitation on either the number of proposals which a proponent could submit to an issuer or the length of such proposals. The Commission, however, has noted that in recent years several proponents have exceeded the bounds of reasonableness either by submitting excessive numbers of proposals to issuers or by submitting proposals that are extreme in their length. Such practices are inappropriate under Rule 14a–8 . . not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents.

Then in 1983, the Commission in Exchange Act Release No. 34-20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders* (Aug. 16, 1983), reduced the limit to one proposal per shareholder per year. In doing so, the Commission stated that:

> . . . [T]his change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large.

The Company is aware that the Staff has a practice of granting shareholder proponents leeway in complying with its rules, particularly when multiple proposals relate to a single subject matter and are interrelated. See, for example, *AT&T Wireless Services, Inc.* (Feb. 11, 2004)(a single proposal made up of several separate components does not constitute more than one proposal if the components "are closely related and essential to a single-well defined unifying concept"). This practice reached a new level during last year's proxy season when the Staff disallowed exclusion of a proposal which combined seven different items. *Regions Financial Corp.* (Feb. 5, 2009); *JPMorgan Chase* (Mar. 18, 2009) accord, *SunTrust Banks, Inc.* (Dec. 31, 2008)(declining to find that a nine-item proposal violates the one-proposal limit in Rule 14a-8(c), but authorizing exclusion on other grounds). While that practice might serve the Commission's purposes in certain circumstances, such as with inexperienced, individual investor shareholder proponents, in the instant case, the Proponent is one of the largest pension funds and an experienced and well-financed proponent. The Proponent has submitted a Proposal which calls for three unrelated amendments to the Company's bylaws. It has not used its supporting statement to attempt to explain how these different amendments are closely related and part of a "single-well defined unifying concept." (In fact, it has not explained the second and third amendments at all, let alone how they relate to the first amendment and how they are part of a single concept.)As a result, the Company's shareholders are likely to be confused regarding how Proponent's different amendments relate to each other and how to cast their vote when they support some but not all of the multiple proposals. These actions by Proponent and the shareholder confusion that is likely to result violate the policies behind Rule 14a-8(c) as expressed in Exchange Act Release Nos. 34-12999 and 34-20091, above.

Finally, the instant case involves three separate amendments to the Company's bylaws by an experienced proponent. The Proposal and the supporting statement make no attempt to explain how these separate amendments are part of a "single-well defined unifying concept." An interpretation by the Staff of the one-proposal rule of Rule 14a-8(c) that would not allow the instant Proposal to be excluded stretches Rule 14a-8(c) well beyond its plain meaning and the principles set out by the Commission in Exchange Act Release No. 34-12999 and Exchange Act Release No. 34-20091. In the Company's view, interpretation of the Rule 14a-8(c) on such facts and in such context transcends the mere adjudication and amounts to an amendment or repeal of Rule 14a-8(c) without attempting to meet the public notice and comment requirements of the Administrative Procedures Act. See generally 5 U.S.C. §553.

2. The Proposal is internally inconsistent in a materially way and therefore vague and indefinite in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is so vague and indefinite that it violates the prohibition against materially false or misleading statements in proxy solicitation materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be ***able to determine with any reasonable certainty exactly what actions or measures the proposal requires***." Staff Legal Bulletin No. 14B, Section B.4 (emphasis added). (Sept. 15, 2004).

A proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders ***might interpret the proposal differently***, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991); *Exxon Corp.* (Jan. 29, 1992). For example, in *Safescript Pharmacies, Inc.* (Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permitted two methods of expensing stock-based compensation.

The Proponent's Proposal is subject to at least two interpretations that differ in important respects. Part of Proponent's Proposal proposes that the Bylaws be amended to add the phrase "Except as provided in Article IV section 3" *"at the beginning of the last sentence of Article IV section 1, which provides that "Any two or more offices may be held by the same person."* (emphasis added). However, as discussed above, the Proposal is ambiguous as to which sentence should be amended—should the last sentence be amended, or should the sentence that provides that "Any two or more offices may be held by the same person" be amended? These are not the same sentences.

For the Staff's convenience, the alternative interpretations of how the Proposal amends the Bylaw is shown below in context.

Alternative 1: Last sentence is amended.

SECTION 1. **Executive Structure.** The Board of Directors shall elect the following officers: Chairman of the Board, President, Chief Financial Officer, Corporate Secretary, and Treasurer, and may elect one or more Vice Chairmen and Executive Vice Presidents, as the Board of Directors may deem necessary. The Board of Directors shall designate from among such elected officers a Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers, whose duties shall consist of assisting one or more of the Officers in the discharge of the duties of any such Officer, as may be specified from time to time by the Chief Executive Officer, whose titles may include such designations as the Chief Executive Officer shall deem appropriate. All Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders. All assistant officers shall be appointed for a term specified by the Chief Executive Officer but not later than the meeting of the Board of Directors following the next annual meeting of shareholders. Any two or more offices may be held by the same person. **Except as provided in Article IV section 3, t**he title of any officer may include any additional designation descriptive of such duties as the Board of Directors may prescribe.

Alternative 2: The sentence that provides that "Any two or more offices may be held by the same person" is amended.

SECTION 1. **Executive Structure.** The Board of Directors shall elect the following officers: Chairman of the Board, President, Chief Financial Officer, Corporate Secretary, and Treasurer, and may elect one or more Vice Chairmen and Executive Vice Presidents, as the Board of Directors may deem necessary. The Board of Directors shall designate from among such elected officers a Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers, whose duties shall consist of assisting one or more of the Officers in the discharge of the duties of any such Officer, as may be specified from time to time by the Chief Executive Officer, whose titles may include such designations as the Chief Executive Officer shall deem appropriate. All Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders. All assistant officers shall be appointed for a term specified by the Chief Executive Officer but not later than the meeting of the Board of Directors following the next annual meeting of shareholders. **Except as provided in Article IV section 3, a**ny two or more offices may be held by the same person. The title of any officer may include any additional designation descriptive of such duties as the Board of Directors may prescribe.

The Proposal is impermissibly vague and indefinite because the Company is not "able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4 (emphasis added). (Sept. 15, 2004).

The Proposal is also impermissible vague and indefinite because shareholders voting on the Proposal cannot possibly determine the effect of the Proposal—it either limits the Board's ability to add additional words to the title of the office "Chairman of the Board," or prohibits the Chairman of the Board from holding more than one office of the corporation. The Proponent makes no attempt to explain this ambiguity in its supporting statement. As a result, there is nothing in the Proposal or Supporting Statement which will be available to the Company's shareholders that will allow them to resolve this ambiguity and cast a meaningful vote. The Company's shareholders might interpret the proposal different from how the Company interprets the Proposal such that "any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." See *Fuqua Industries, Inc.* and *Exxon Corp.,* above.

The Proposal leaves it to "stockholders voting on the [P]roposal [and] the Company in implementing the [P]roposal" to determine how the Bylaw will be amended. The resolution of this obvious ambiguity is left to what would amount to an uninformed guess by the individual shareholder voting on the Proposal. Each voter may view the issues differently. Hence, it is likely that the Company's implementation may result in actions significantly different from those envisioned by shareholders voting for the Proposal. *Fuqua Industries, Inc.*, (March 12, 1991). Thus, the Proposal is impermissibly vague in its description of the actions to be taken and can properly be omitted from the Company's proxy materials.

Conclusion

Based on the foregoing analysis, the Company respectfully request that the Staff concur that Rule 14a-8 authorizes the Company to exclude the Proposal form the Company's proxy materials and to confirm that the Staff will take no action if the Company excludes the Proposal from its Proxy Materials. The Company would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If I can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,



David A. Wisniewski

cc: Raymond D. Fortin, General Counsel and Corporate Secretary

Charles Jurgonis, Plan Secretary, AFSCME Employees Pension Plan

Exhibit A

RESOLVED, that pursuant to Article VIII of the Bylaws, the shareholders of SunTrust Banks, Inc. ("SunTrust") amend the Bylaws to add the following text to the end of Article IV section 3:

"The Chairman shall be a director who is independent from the corporation. A director is not independent if he or she:

(a) in the last five years has (i) been employed by the Corporation; (ii) received any compensation from the Corporation, other than director or committee fees; (iii) been employed by, served as a director of or had a five percent or greater equity interest in an entity that makes payments to or received payments from the Corporation and either: (A) such payments account for one percent or more of the entity's or the Corporation's consolidated gross revenues in any 12-month period in the last five years; or (B) if the entity is a debtor or creditor of the Corporation, the amount owed exceeds one percent of the Corporation's or entity's assets; (iv) been an employee or director of a foundation, university or other non-profit organization that receives donations from the Corporation, or the director has been a direct beneficiary of any donations to such an organization; or (v) been an executive officer of another company where any of the Corporation's present executive officers serves or served on that other company's compensation committee; or

(b) is the parent, child, sibling, mother-in-law, father-in-law, brother-in-law, sister-in-law of, or someone who shares a home with, a person described in any of the subsections in (a) above.

If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman. This Bylaw shall apply prospectively."

The shareholders further amend the Bylaws to delete from Article IV section 1 the following sentence: "The Board of Directors shall designate from among such elected officers a Chief Executive Officer." The "elected officers" include the Chairman.

The shareholders further amend the Bylaws to add "Except as provided in Article IV section 3" at the beginning of the last sentence of Article IV section 1, which provides that "Any two or more offices may be held by the same person."

SUPPORTING STATEMENT

SunTrust's CEO, James Wells III, is chairman of SunTrust's board of directors. We believe that having the CEO also serve as chairman compromises the board's effectiveness in monitoring management. Additionally, in our view these roles require different skills and temperaments.

We urge shareholders to vote for this proposal.

Exhibit B


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 12, 2009

VIA OVERNIGHT MAIL and FAX (404) 230-5387
SunTrust Banks, Inc.
303 Peachtree Street NE
Atlanta, Georgia 30308
Attention: Raymond D. Fortin, Corporate Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Fortin:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of SunTrust Banks (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,536 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

RESOLVED, that pursuant to Article VIII of the Bylaws, the shareholders of SunTrust Banks. Inc. ("SunTrust") amend the Bylaws to add the following text to the end of Article IV section 3:

"The Chairman shall be a director who is independent from the corporation. A director is not independent if he or she:

> (a) in the last five years has (i) been employed by the Corporation; (ii) received any compensation from the Corporation, other than director or committee fees; (iii) been employed by, served as a director of or had a five percent or greater equity interest in an entity that makes payments to or receives payments from the Corporation and either: (A) such payments account for one percent or more of the entity's or the Corporation's consolidated gross revenues in any 12-month period in the last five years; or (B) if the entity is a debtor or creditor of the Corporation, the amount owed exceeds one percent of the Corporation's or entity's assets; (iv) been an employee or director of a foundation, university or other non-profit organization that receives donations from the Corporation, or the director has been a direct beneficiary of any donations to such an organization; or (v) been an executive officer of another company where any of the Corporation's present executive officers serves or served on that other company's compensation committee; or
>
> (b) is the parent, child, sibling, mother-in-law, father-in-law, brother-in-law, sister-in-law of, or someone who shares a home with, a person described in any of the subsections in (a) above.

If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman. This Bylaw shall apply prospectively."

The shareholders further amend the Bylaws to delete from Article IV section 1 the following sentence: "The Board of Directors shall designate from among such elected officers a Chief Executive Officer." The "elected officers" include the Chairman.

The shareholders further amend the Bylaws to add "Except as provided in Article IV section 3" at the beginning of the last sentence of Article IV section 1, which provides that "Any two or more offices may be held by the same person."

SUPPORTING STATEMENT

SunTrust's CEO, James Wells III, is chairman of SunTrust's board of directors. We believe that having the CEO also serve as chairman compromises the board's effectiveness in monitoring management. Additionally, in our view these roles require different skills and temperaments.

We urge shareholders to vote for this proposal.

Exhibit C



David A. Wisniewski
Associate General Counsel and
Group Vice President

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 14, 2009

VIA FACSIMILE: (202) 223-3255
Mr. Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036

Re: Shareholder Proposal

Dear Mr. Jurgonis:

We acknowledge receipt of the proposal by the AFSCME Employees Pension Plan which you requested be included in the proxy materials related to the next annual meeting of the shareholders of SunTrust Banks, Inc. (the "Company"). Thank you for your interest in SunTrust.

The Company intends to exclude the proposal because it constitutes multiple proposals and is vague and indefinite in violation of the proxy rules. A copy of our correspondence with the United States Securities and Exchange Commission is attached, and that letter better explains our bases for excluding your proposal. If you wish to resubmit your proposal, please do so within 14 calendar days of your receipt of this letter. For your reference, I have attached a copy of SEC Rule 14a-8.

Please call me if you have any questions or concerns.

Best regards,

David A. Wisniewski

cc: Raymond D. Fortin, Corporate Secretary and General Counsel

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

      Note to paragraph (i)(1)

      Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

      Note to paragraph (i)(2)

      Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

   Note to paragraph (i)(9)

   Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files

its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

SUNTRUST BANKS, INC.

BYLAWS

(As Amended and Restated November 11, 2008)

ARTICLE I

SHAREHOLDERS

SECTION 1. **Annual Meeting.** The annual meeting of the shareholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date and at such time as the Board of Directors may by resolution provide. If the Board of Directors fails to provide such date and time, then such meeting shall be held at the corporate headquarters at 9:30 A.M. local time on the third Tuesday in April of each year, or, if such date is a legal holiday, on the next succeeding business day. The Board of Directors may specify by resolution prior to any special meeting of shareholders held within the year that such meeting shall be in lieu of the annual meeting.

SECTION 2. **Special Meeting; Call of Meetings.** Special meetings of the shareholders may be called at any time by the Board of Directors, the Chairman of the Board or the President. In addition, subject to the provisions of this Section 2, special meetings of the shareholders shall be called by the Board of Directors if the holders of more than fifty percent (50%) of the outstanding common stock of the Corporation sign, date and deliver to the Corporation one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held. A special meeting shall be held at such time and place, either within or without the State of Georgia, as is designated in the call of the meeting by the Board of Directors, the Chairman of the Board or the President; provided that in the case of a special meeting of the shareholders that is called at the demand of the shareholders pursuant to the second sentence of this Section 2, the time of such meeting shall not be less than ninety (90) nor more than one hundred twenty (120) days after the receipt and determination of the validity of such demand. The Board of Directors shall fix the record date (which shall be a future date) for a special meeting.

If a special meeting is to be called by the Board of Directors pursuant to demands delivered by the holders of more than fifty percent (50%) of the outstanding common stock of the Corporation, then, within twenty (20) days after the date on which demands are received representing more than 50% of the outstanding common stock of the Corporation, the Board of Directors shall fix the record date for such special meeting. If no record date has been fixed by the Board of Directors within twenty (20) days of the date on which demands are received representing more than 50% of the outstanding common stock of the Corporation, the record date for the special meeting shall be the thirtieth (30th) day after the date on which such demands were received.

Any shareholder of record seeking to join with other shareholders in demanding a special meeting shall, by written notice to the Corporation, request the Board of Directors to fix a record date to determine the shareholders entitled to demand a special meeting. The Board of Directors shall promptly, but in all events within fifteen (15) days after the date on which such request is received, adopt a resolution fixing the record date to determine the shareholders entitled to demand a special meeting, which record date shall not exceed thirty (30) days from the date on which the request was received. If no record date has been fixed by the Board of Directors within fifteen (15) days of the date on which such a request is received, the record date for the determination of shareholders entitled to demand a special meeting shall be the thirtieth (30th) day after the date on which such request was received.

SECTION 3. **Notice of Meetings.** Written notice of each meeting of shareholders, stating the place, day and hour of the meeting, and the purpose or purposes for which the meeting is called if a special meeting, shall be mailed to each shareholder entitled to vote at or to notice of such meeting at his address shown on the books of the Corporation not less than ten (10) nor more than sixty (60) days prior to such meeting unless such shareholder waives notice of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the records of shareholders of the Corporation, with postage thereon prepaid. Any shareholder may execute a waiver of notice, in person or by proxy, either before or after any meeting, and shall be deemed to have waived notice if he is present at such meeting in person or by proxy. Neither the business transacted at, nor the purpose of, any meeting need be stated in a waiver of notice of such meeting. Notice of any meeting may be given by the Chairman of the Board, President, the Corporate Secretary or any Assistant Secretary. No notice need be given of the time and place of reconvening of any adjourned meeting, if the time and place to which the meeting is adjourned are announced at the adjourned meeting.

SECTION 4. **Quorum; Required Shareholder Vote.** Each outstanding share of common stock of the Corporation is entitled to one vote on each matter submitted to a vote. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the shareholders. If a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action. Unless a different vote is required by law, the Articles of Incorporation or these Bylaws, except in the case of elections for Director, for which the vote of a plurality of the votes cast by the shares entitled to vote for such election shall be the act of the shareholders. When a quorum is once present to organize a meeting, the shareholders present may continue to do business at the meeting or at any adjournment thereof (unless a new record date is or must be set for the adjourned meeting) notwithstanding the withdrawal of enough shareholders to leave less than a quorum, and the holders of a majority of the voting shares present at such meeting shall be the act of the shareholders unless a different vote is required by law, the Articles of Incorporation or these Bylaws. The Board of Directors, the Chairman of the Board, the President, or the holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time.

SECTION 5. **Proxies.** A shareholder may vote either in person or by proxy. A shareholder may appoint a proxy: (i) by executing a written document, which may be accomplished by any reasonable means, including facsimile transmission; (ii) orally, which may be by telephone; or (iii) by any other form of electronic communication. No proxy shall be valid for more than eleven (11) months after the date of such appointment, unless, in the case of a written proxy, a longer period is expressly provided for in the written document. An electronic transmission must contain or be accompanied by information from which it can be determined that the shareholder, the shareholder's agent or the shareholder's attorney in fact authorized the electronic transmission.

SECTION 6. **Inspectors of Election; Opening and Closing the Polls.** The Board of Directors by resolution shall have the sole authority, except as provided in this Section 6, to appoint one or more inspectors of election, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of shareholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of shareholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting.

SECTION 7. **Notice of Shareholder Proposals.**

(A) At any meeting of the shareholders of the Corporation, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the meeting.

(B) To be properly brought before a meeting of the shareholders of the Corporation, business and proposals must be:

(i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors;

(ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors; or

(iii) otherwise properly brought before the meeting by a shareholder who complies with the notice procedures set forth in this Section 7.

(C) For business or proposals to be properly brought before a meeting by a shareholder, a shareholder must have given timely notice thereof in writing to the Corporate Secretary. To be timely, a shareholder's notice for the annual meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 120 days prior to the first anniversary (the "Anniversary") of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of shareholders, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the Anniversary of the preceding year's annual meeting, notice by the shareholder to be timely must be so delivered or received no later than the close of business on the tenth (10th) day following the earlier of (i) the day on which such notice of the scheduled date of the meeting was mailed and (ii) the day on which such public disclosure was made. To be timely, a shareholder's notice for a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation no later than the close of business on the tenth (10th) day following the earlier of (i) the day on which such notice of the scheduled date of the meeting was mailed and (ii) the day on which such public disclosure was made.

(D) A shareholder's notice to the Corporate Secretary shall set forth as to each matter such shareholder proposes to bring before the meeting:

(i) a brief description of the business or proposal desired to be brought before the meeting and the reasons for conducting such business or considering such proposal at the meeting;

(ii) the name and address, as they appear on the Corporation's books, of the shareholder;

(iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the shareholder; and

(iv) any financial or other material interest of the shareholder in such business or proposal.

(E) No business shall be conducted and no proposal shall be considered at a meeting of the shareholders unless proposed in accordance with the procedures set forth in this Section 7. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that any business or proposal was not properly brought before the meeting in accordance with the foregoing procedures and such business or proposal shall not be transacted or considered.

(F) To the extent (but only to the extent) this Section 7 shall be deemed by the Board of Directors or the Securities and Exchange Commission, or finally adjudged by a court of competent jurisdiction, to be inconsistent with the right of shareholders to request inclusion of a proposal in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, such determination shall prevail.

ARTICLE II

DIRECTORS

SECTION 1. **Board of Directors.** The Board of Directors shall manage the business and affairs of the Corporation and may exercise all of the powers of the Corporation subject to any restrictions imposed by law.

SECTION 2. **Composition of the Board.** The exact number of Directors constituting the Board of Directors of the Corporation shall be fixed from time to time solely by the Board of Directors by resolution. No decrease in the number of directors shall shorten the term of an incumbent Director. In the absence of the Board of Directors setting the number of Directors, the number shall be fifteen (15). Each Director shall hold office for the term for which elected, which term shall end at the annual meeting of the shareholders, and until his successor has been elected and qualified, or until his earlier retirement, resignation, removal from office, or death. At the 2007 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2010 annual meeting of shareholders; provided, however, that any Director whose term expires at the 2007 annual meeting of shareholders pursuant to Section 4 of Article II of these Bylaws shall be elected for a term expiring at the 2009 annual meeting; at the 2008 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of shareholders; provided, however, that any Director whose term expires at the 2008 annual meeting of shareholders pursuant to Section 4 of Article II of these Bylaws shall be elected for a term expiring at the 2010 annual meeting; at the 2009 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2010 annual meeting of shareholders; and at each annual meeting of shareholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of shareholders.

SECTION 3. **Nomination of Directors.**

(A) Only persons who are nominated in accordance with the procedures specified in this Section 3 shall be eligible for election as directors.

(B) Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of the shareholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors or by any shareholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 3. Nominations shall specify the class of Directors to which each person is nominated and such nominations, other than those made by or at the direction of the Board of Directors or any nominating committee or person appointed by the Board of Directors, shall be made pursuant to timely notice in writing to the Corporate Secretary. To be timely, a shareholder's notice for the annual meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 120 days prior to the first anniversary (the "Anniversary") of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of shareholders, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the Anniversary of the preceding year's annual meeting, notice by the shareholder to be timely must be so delivered or received no later than the close of business on the tenth (10th) day following the earlier of (i) the day on which such notice of the scheduled date of the meeting was mailed and (ii) the day on which such public disclosure was made. To be timely, a shareholder's notice for a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation no later than the close of business on the tenth (10th) day following the earlier of (i) the day on which such notice of the scheduled date of the meeting was mailed and (ii) the day on which such public disclosure was made.

(C) A shareholder's notice to the Corporate Secretary shall set forth as to each person which such shareholder proposes to nominate for election or re-election as a director:

(i) the name, age, business address and residence address of the person;

(ii) the principal occupation or employment of the person;

(iii) the total number of shares that, to the knowledge of the notifying or nominating shareholder, will be voted for such person;

(iv) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person;

(v) the signed consent of the person to serve, if elected; and

(vi) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

In addition, a shareholder's notice to the Corporate Secretary shall set forth as to such shareholder giving the notice:

(i) the name and residence address of the shareholder; and

(ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the shareholder.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(D) No person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the procedures set forth herein. If the facts warrant, the chairman of the meeting shall determine and declare to the meeting that a nomination does not satisfy the requirements set forth in the preceding sentence and the defective nomination shall be disregarded.

(E) Nothing in this Section 3 shall be construed to affect the requirement for proxy statements of the Corporation under Regulation 14A of the Exchange Act.

SECTION 4. **Vacancies.** Subject to the rights of the holders of any series of Preferred Stock then outstanding to fill director vacancies, vacancies resulting from retirement, resignation, removal from office (with or without cause), death or a vacancy resulting from an increase in the number of Directors comprising the Board, shall be filled by the Board of Directors. Any Director so elected shall hold office until the next annual meeting of shareholders. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

SECTION 5. **Retirement.** Each Director serving as an officer or employee of the Corporation or any of its direct or indirect subsidiaries shall cease to be a Director on the date of the annual meeting of shareholders coinciding with or first following the date of the first to occur while serving as a Director of (a) such Director's 65th birthday, (b) the date of his termination of employment, (c) the date of his resignation from employment, or (d) the date of his retirement from employment. Each Director who is not an officer or employee of the Corporation or any of its direct or indirect subsidiaries shall cease to be a Director on the date of the annual meeting of shareholders coinciding with or first following such Director's 72nd birthday.

SECTION 6. **Removal.** Subject to the rights of the holders of any series of Preferred Stock then outstanding, any Director, or all Directors, may be removed from office at any time with or without cause, but only by the same affirmative vote of the shareholders required to amend this Article II as provided in the Corporation's Articles of Incorporation.

SECTION 7. **Resignations.** Any Director of the Corporation may resign at any time by giving written notice thereof to the Chairman of the Board, the President, or the Corporate Secretary. Such resignation shall take effect when delivered unless the notice specifies a later effective date; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

ARTICLE III

ACTION OF THE BOARD OF DIRECTORS; COMMITTEES

SECTION 1. **Quorum; Vote Requirement.** A majority of the Directors holding office shall constitute a quorum for the transaction of business; if a quorum is present, a vote of a majority of the Directors present at such time shall be the act of the Board of Directors, unless a greater vote is required by law, the Articles of Incorporation, or by these Bylaws.

SECTION 2. **Executive Committee.** There is hereby established an Executive Committee which shall consist of not less than four (4) Directors. The Board of Directors shall at the Board of Directors' meeting immediately following the Corporation's annual shareholders' meeting, and may at such other time as the Board of Directors determines, elect the Directors who shall be members of the Executive Committee. The Executive Committee shall have and may exercise all the authority of the Board of Directors as permitted by law. The Board of Directors shall elect the Chairman of the Executive Committee who shall preside at all meetings of the Executive Committee and shall perform such other duties as may be designated by the Executive Committee. The Board of Directors may also elect one member of the Executive Committee as Vice Chairman of the Executive Committee who shall preside at Executive Committee meetings in the absence of the Chairman of the Executive Committee.

SECTION 3. **Audit Committee.** There is hereby established an Audit Committee which shall consist of not less than four (4) Directors. No Director who is an officer of the Corporation or any direct or indirect subsidiary of the Corporation shall be a member of the Audit Committee. The Board of Directors shall at the Board of Directors' meeting immediately following the Corporation's annual shareholders' meeting, and may at such other time as the Board of Directors determine, elect the members of the Audit Committee. The Audit Committee shall require that an audit of the books and affairs of the Corporation be made at such time or times as the members of the Audit Committee shall choose. The Board of Directors shall elect the Chairman of the Audit Committee who shall preside at all meetings of the Audit Committee and shall perform such other duties as may be designated by the Audit Committee.

SECTION 4. **Other Committees.** The Board of Directors may designate from among its members one or more other committees, each consisting of one (1) or more Directors, and each of which, to the extent provided in the resolution establishing such committee, shall have and may exercise all authority of the Board of Directors to the extent permitted by law.

SECTION 5. **Committee Meetings.** Regular meetings of committees, of which no notice shall be necessary, shall be held at such times and at such places as shall be fixed, from time to time, by resolution adopted by such committees. Special meetings of any committee may be called by the Chairman of the Board or the President, or by the Chairman of such committee or by any other two members of the committee, at any time. Notice of any special meeting of any committee may be given in the manner provided in the Bylaws for giving notice of a special meeting of the Board of Directors, but notice of any such meeting need not be given to any member of the committee if waived by him before or after the meeting, in writing (including telegram, cablegram, facsimile, or radiogram) or if he shall be present at the meeting; and any meeting of any committee shall be a legal meeting, without any notice thereof having been given, if all the members shall be present thereat. A majority of any committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of the committee.

SECTION 6. **Committee Records.** Each committee shall keep a record of its acts and proceedings and shall report the same, from time to time, to the Board of Directors.

SECTION 7. **Alternate Members; Vacancies.** The Board of Directors may designate one or more Directors as alternate members of any committee, and such alternate members may act in the place and stead of any absent member or members at any meeting of such committee. The Board of Directors may fill any vacancy or vacancies occurring in any committee.

SECTION 8. **Place, Time, Notice and Call of Directors' Meetings.** The annual meeting of the Board of Directors for the purpose of electing officers and transacting such other business as may be brought before the meeting shall be held each year immediately following the annual meeting of shareholders or at such other time and place as the Chairman of the Board may designate. Regular meetings of the Board of Directors shall be held at such times as the Board of Directors may determine from time to time. Regular meetings of the Board of Directors may be held without notice. Special meetings of the Board of Directors shall be held upon notice of the date, time and place of such special meetings as shall be given to each Director orally, either by telephone or in person, or in writing, either by personal delivery or by mail, telegram, facsimile, or cablegram no later than the day before such meeting. Notice of a meeting of the Board of Directors need not be given to any Director who signs and delivers to the Corporation a waiver of notice either before or after the meeting. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a Director states, at the beginning of the meeting (or promptly upon his arrival), any such objection or objections to the transaction of business and thereafter does not vote for or assent to action taken at the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting unless required by law or these Bylaws.

A majority of the Directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. No notice of any adjourned meeting need be given.

Meetings of the Board of Directors may be called by the Chairman of the Board, the President or any two Directors.

SECTION 9. **Action by Directors Without a Meeting; Participation in Meeting by Telephone.** Except as limited by law, any action to be taken at a meeting of the Board, or by any committee of the Board, may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by all the members of the Board or such Committee and shall be filed with the minutes of the proceedings of the Board or such committee. Such written consent shall have the same force and effect as a unanimous vote of the Board or such committee and any document executed on behalf of the Corporation may recite that the action was duly taken at a meeting of the Board or such committee.

Members of the Board or any committee of the Board may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by which means all persons participating in the meeting can hear each other, and participation in a meeting of the Board or such committee by such means shall constitute personal presence at such meeting.

SECTION 10. **Directors' Compensation.** The Board of Directors shall have authority to determine from time to time the amount of compensation which shall be paid to its members for attendance at meetings of, or services on, the Board of Directors or any committee of the Board. The Board of Directors shall also have the power to reimburse Directors for reasonable expenses of attendance at Directors' meetings and committee meetings.

ARTICLE IV

OFFICERS

SECTION 1. **Executive Structure.** The Board of Directors shall elect the following officers: Chairman of the Board, President, Chief Financial Officer, Corporate Secretary, and Treasurer, and may elect one or more Vice Chairmen and Executive Vice Presidents, as the Board of Directors may deem necessary. The Board of Directors shall designate from among such elected officers a Chief Executive Officer. The Chief Executive Officer may appoint such assistant officers, whose duties shall consist of assisting one or more of the Officers in the discharge of the duties of any such Officer, as may be specified from time to time by the Chief Executive Officer, whose titles may include such designations as the Chief Executive Officer shall deem appropriate. All Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders. All assistant officers shall be appointed for a term specified by the Chief Executive Officer but not later than the meeting of the Board of Directors following the next annual meeting of shareholders. Any two or more offices may be held by the same person. The title of any officer may include any additional designation descriptive of such duties as the Board of Directors may prescribe.

SECTION 2. **Chief Executive Officer.** The Chief Executive Officer shall be the most senior officer of the Corporation, and all other officers and agents of the Corporation shall be subject to his direction. He shall be accountable to the Board of Directors for the fulfillment of his duties and responsibilities and, in the performance and exercise of all his duties, responsibilities and powers, he shall be subject to the supervision and direction of, and any limitations imposed by, the Board of Directors. The Chief Executive Officer shall be responsible for interpretation and required implementation of the policies of the Corporation as determined and specified from time to time by the Board of Directors and he shall be responsible for the general management and direction of the business and affairs of the Corporation. For the purpose of fulfilling his duties and responsibilities, the Chief Executive Officer shall have, subject to these Bylaws and the Board of Directors, plenary authorities and powers, including general executive powers, the authority to delegate and assign duties, responsibilities and authorities, and, in the name of the Corporation and on its behalf, to negotiate and make any agreements, waivers or commitments which do not require the express approval of the Board of Directors. The Chief Executive Officer shall preside at all meetings of shareholders.

SECTION 3. **Chairman of the Board.** The Chairman of the Board shall be a member of the Board of Directors and shall preside at all meetings of the Board of Directors, and shall have such powers and perform such duties as may be assigned by the Board of Directors.

SECTION 4. **President.** The President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 5. **Vice Chairman.** Any Vice Chairman elected shall have such duties and authority as may be conferred upon him by the Board of Directors or delegated to him by the Chief Executive Officer.

SECTION 6. **Chief Financial Officer.** The Chief Financial Officer shall have the care, custody, control and handling of the funds and assets of the Corporation, and shall render a statement of the assets, liabilities and operations of the Corporation to the Board of Directors at its regular meetings.

SECTION 7. **Treasurer.** The Treasurer shall perform such duties as may be assigned to the Treasurer and shall report to the Chief Financial Officer or, in the absence of the Chief Financial Officer, to the President.

SECTION 8. **Corporate Secretary.** Due notice of all meetings of the shareholders and directors shall be given by the Corporate Secretary or the person or persons calling such meeting. The Corporate Secretary shall report the proceedings of all meetings in a book of minutes and shall perform all the duties pertaining to his office including authentication of corporate documents and shall have custody of the Seal of the Corporation. Each assistant Corporate Secretary appointed by the Chief Executive Officer may perform all duties of the Corporate Secretary.

SECTION 9. **Other Duties and Authority.** Each officer, employee and agent of the Corporation shall have such other duties and authority as may be conferred upon him by the Board of Directors or delegated to him by the Chief Executive Officer.

SECTION 10. **Removal of Officers.** Any officer may be removed by the Board of Directors with or without cause whenever in its judgment the best interests of the Corporation will be served thereby. In addition, an officer of the Corporation shall cease to be an officer upon ceasing to be an employee of the Corporation or any of its subsidiaries. Any officer appointed by another officer may also be removed, with or without cause, by the appointing officer or any officer senior to the appointing officer.

SECTION 11. **Voting of Stock.** Unless otherwise ordered by the Board of Directors or Executive Committee, the Chairman of the Board, any Vice Chairman, the Chief Executive Officer, the President or any Executive Vice President of the Company shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meetings of shareholders of any corporation in which the Corporation may hold stock, and at such meetings may possess and shall exercise any and all rights and powers incident to the ownership of such stock which such owner thereof (the Corporation) might have possessed and exercised if present. The Board of Directors or Executive Committee, by resolution from time to time, may confer like powers upon any other person or persons.

ARTICLE V

STOCK

SECTION 1. **Stock Certificates.** The shares of stock of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates whenever authorized by the Board, shall be in such form as shall be approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman of the Board, or the President, together with the Secretary or any Assistant Secretary of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue. The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 2. **Transfer of Stock.** Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The

Corporation may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper. Upon the surrender of a certificate for transfer of stock, such certificate shall be marked on its face "Canceled". The Board of Directors may make such additional rules concerning the issuance, transfer and registration of stock and requirements regarding the establishment of lost, destroyed or wrongfully taken stock certificates (including any requirement of an indemnity bond prior to issuance of any replacement certificate and provision for appointment of a transfer agent and a registrar) as it deems appropriate. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 3. **Registered Shareholders.** The Corporation may deem and treat the holder of record of any stock as the absolute owner thereof for all purposes and shall not be required to take any notice of any right or claim of right of any other person.

SECTION 4. **Record Date.** For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors of the Corporation may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy (70) days and, in the case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

ARTICLE VI

DEPOSITORIES, SIGNATURES AND SEAL

SECTION 1. **Depositories.** All funds of the Corporation shall be deposited in the name of the Corporation in such bank, banks, or other financial institutions as the Board of Directors may from time to time designate and shall be drawn out on checks, drafts or other orders signed on behalf of the Corporation by such person or persons as the Board of Directors may from time to time designate.

SECTION 2. **Seal.** The seal of the Corporation shall be as follows:

[SEAL]

If the seal is affixed to a document, the signature of the Corporate Secretary or an Assistant Secretary shall attest the seal. The seal and its attestation may be lithographed or otherwise printed on any document and shall have, to the extent permitted by law, the same force and effect as if it has been affixed and attested manually.

SECTION 3. **Execution of Instruments.** All bills, notes, checks, and other instruments for the payment of money, all agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered, or accepted on behalf of the Corporation by the Chairman of the Board, the President, any Vice Chairman, Executive Vice President, Senior Vice President or Vice President, the Secretary or the Treasurer. Any such instruments may also be signed, executed, acknowledged, verified, delivered or accepted on behalf of the Corporation in such manner and by such other officers, employees or agents of the Corporation as the Board of Directors or Executive Committee may from time to time direct.

ARTICLE VII

INDEMNIFICATION OF OFFICERS, DIRECTORS, AND EMPLOYEES

SECTION 1. **Definitions**. As used in this Article, the term:

(A) "Corporation" includes any domestic or foreign predecessor entity of this Corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(B) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A "director" is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

(C) "Disinterested director" means a director who at the time of a vote referred to in Section 3(C) or a vote or selection referred to in Section 4(B), 4(C) or 7(A) is not: (i) a party to the proceeding; or (ii) an individual who is a party to a proceeding having a familial, financial, professional, or employment relationship with the director whose indemnification or advance for expenses is the subject of the decision being made with respect to the proceeding, which relationship would, in the circumstances, reasonably be expected to exert an influence on the director's judgment when voting on the decision being made.

(D) "Employee" means an individual who is or was an employee of the Corporation or an individual who, while an employee of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. An "Employee" is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Employee" includes, unless the context requires otherwise, the estate or personal representative of an employee.

(E) "Expenses" includes counsel fees.

(F) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(G) "Officer" means an individual who is or was an officer of the Corporation which for purposes of this Article VII shall include an assistant officer, or an individual who, while an Officer of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other entity. An "Officer" is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Officer" includes, unless the context requires otherwise, the estate or personal representative of an Officer.

(H) "Official capacity" means: (i) when used with respect to a director, the office of a director in a corporation; and (ii) when used with respect to an Officer, the office in a corporation held by the Officer. Official capacity does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan, or other entity.

(I) "Party" means an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(J) "Proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal.

SECTION 2. **Basic Indemnification Arrangement.**

(A) Except as provided in subsection (D) below and, if required by Section 4 below, upon a determination pursuant to Section 4 in the specific case that such indemnification is permissible in the circumstances under this subsection because the individual has met the standard of conduct set forth in this subsection (A), the Corporation shall indemnify an individual who is made a party to a proceeding because he is or was a director or Officer against liability incurred by him in the proceeding if he conducted himself in good faith and, in the case of conduct in his official capacity, he reasonably believed such conduct was in the best interest of the Corporation, or in all other cases, he reasonably believed such conduct was at least not opposed to the best interests of the Corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(B) A person's conduct with respect to an employee benefit plan for a purpose he believes in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 2(A) above.

(C) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 2(A) above.

(D) The Corporation shall not indemnify a person under this Article in connection with (i) a proceeding by or in the right of the Corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that such person has met the relevant standard of conduct under this section, or (ii) with respect to conduct for which such person was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity.

SECTION 3. **Advances for Expenses.**

(A) The Corporation may advance funds to pay for or reimburse the reasonable expenses incurred by a director or Officer who is a party to a proceeding because he is a director or Officer in advance of final disposition of the proceeding if: (i) such person furnishes the Corporation a written affirmation of his good faith belief that he has met the relevant standard of conduct set forth in subsection 2(A) above or that the proceeding involves conduct for which liability has been eliminated under the Corporation's Articles of Incorporation; and (ii) such person furnishes the Corporation a written undertaking meeting the qualifications set forth below in subsection 3(B), executed personally or on his behalf, to repay any funds advanced if it is ultimately determined that he is not entitled to any indemnification under this Article or otherwise.

(B) The undertaking required by subsection 3(A)(ii) above must be an unlimited general obligation of the director or Officer but need not be secured and shall be accepted without reference to financial ability to make repayment.

(C) Authorizations under this Section shall be made: (i) By the Board of Directors: (a) when there are two or more disinterested directors, by a majority vote of all disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote; or (b) when there are fewer than two disinterested directors, by a majority of the directors present, in which authorization directors who do not qualify as disinterested directors may participate; or (ii) by the shareholders, but shares owned or voted under the control of a director who at the time does not qualify as a disinterested director with respect to the proceeding may not be voted on the authorization.

SECTION 4. **Authorization of and Determination of Entitlement to Indemnification.**

(A) The Corporation shall not indemnify a director or Officer under Section 2 above unless authorized thereunder and a determination has been made for a specific proceeding that indemnification of such person is permissible in the circumstances because he has met the relevant standard of conduct set forth in subsection 2(A) above; provided, however, that regardless of the result or absence of any such determination, to the extent that a director or Officer has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or Officer, the Corporation shall indemnify such person against reasonable expenses incurred by him in connection therewith.

(B) The determination referred to in subsection 4(A) above shall be made:

(i) If there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote;

(ii) by special legal counsel:

(1) selected by the Board of Directors or its committee in the manner prescribed in subdivision (i); or

(2) If there are fewer than two disinterested directors, selected by the Board of Directors (in which selection directors who do not qualify as disinterested directors may participate); or

(iii) by the shareholders; but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

(C) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses of a director or Officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 4(B) above, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection 4(B)(ii)(2) above to select counsel.

(D) The Board of Directors, a committee thereof, or special legal counsel acting pursuant to subsection (B) above or Section 5 below, shall act expeditiously upon an application for indemnification or advances, and cooperate in the procedural steps required to obtain a judicial determination under Section 5 below.

(E) The Corporation may, by a provision in its Articles of Incorporation or Bylaws or in a resolution adopted or a contract approved by its Board of Directors or shareholders, obligate itself in advance of the act or omission giving rise to a proceeding to provide indemnification or advance funds to pay for or reimburse expenses consistent with this part. Any such obligatory provision shall be deemed to satisfy the requirements for authorization referred to in Section 3(C) or Section 4(C).

SECTION 5. **Court-Ordered Indemnification and Advances for Expenses.** A director or Officer who is a party to a proceeding because he is a director or Officer may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. After receipt of an application and after giving any notice it considers necessary, the court shall order indemnification or advances for expenses if it determines that:

(i) The director is entitled to indemnification or advances of expenses under this part; or

(ii) In view of all the relevant circumstances, it is fair and reasonable to indemnify the director or Officer or to advance expenses to the director or Officer, even if the director or Officer has not met the relevant standard of conduct set forth in subsection 2(A) above, failed to comply with Section 3, or was adjudged liable in a proceeding referred to in subsections (i) or (ii) of Section 2(D), but if the director or Officer was adjudged so liable, the indemnification shall be limited to reasonable expenses incurred in connection with the proceeding, unless the Articles of Incorporation of the Corporation or a Bylaw, contract or resolution approved or ratified by shareholders pursuant to Section 7 below provides otherwise.

If the court determines that the director or Officer is entitled to indemnification or advance for expenses, it may also order the Corporation to pay the director's or Officer's reasonable expenses to obtain court-ordered indemnification or advance for expenses. The court may summarily determine, without a jury, the Corporation's obligation to advance expense.

SECTION 6. **Indemnification of Officers and Employees.**

(A) Unless the Corporation's Articles of Incorporation provide otherwise, the Corporation shall indemnify and advance expenses under this Article to an employee of the Corporation who is not a director or Officer to the same extent, consistent with public policy, as to a director or Officer.

(B) The Corporation may indemnify and advance expenses under this Article to an Officer of the Corporation who is a party to a proceeding because he is an Officer of the Corporation: (i) to the same extent as a director; and (ii) if he is not a director, to such further extent as may be provided by the Articles of Incorporation, the Bylaws, a resolution of the Board of Directors, or contract except for liability arising out of conduct that is enumerated in subsections (A)(i) through (A)(iv) of Section 7.

The provisions of this Section shall also apply to an Officer who is also a director if the sole basis on which he is made a party to the proceeding is an act or omission solely as an Officer.

SECTION 7. **Shareholder Approved Indemnification.**

(A) If authorized by the Articles of Incorporation or a Bylaw, contract or resolution approved or ratified by shareholders of the Corporation by a majority of the votes entitled to be cast, the Corporation may indemnify or obligate itself to indemnify a person made a party to a proceeding, including a proceeding brought by or in the right of the Corporation, without regard to the limitations in other sections of this Article, but shares owned or voted under the control of a director who at the time does not qualify as a disinterested director with respect to any existing or threatened proceeding that would be covered by the authorization may not be voted on the authorization. The Corporation shall not indemnify a person under this Section 7 for any liability incurred in a proceeding in which the person is adjudged liable to the Corporation or is subjected to injunctive relief in favor of the Corporation:

(i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation;

(ii) for acts or omissions which involve intentional misconduct or a knowing violation of law;

(iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or

(iv) for any transaction from which he received an improper personal benefit.

(B) Where approved or authorized in the manner described in subsection 7(A) above, the Corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

(i) the proposed indemnitee furnishes the Corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection 7(A)(i)-(iv) above; and

(ii) the proposed indemnitee furnishes the Corporation a written undertaking, executed personally, or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

SECTION 8. **Liability Insurance**. The Corporation may purchase and maintain insurance on behalf of an individual who is a director, officer, employee, or agent of the Corporation or who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other entity against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify him against the same liability under Section 2 or Section 3 above.

SECTION 9. **Witness Fees**. Nothing in this Article shall limit the Corporation's power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he is not a party.

SECTION 10. **Report to Shareholders**. If the Corporation indemnifies or advances expenses to a director in connection with a proceeding by or in the right of the Corporation, the Corporation shall report the indemnification or advance, in writing, to shareholders with or before the notice of the next shareholders' meeting.

SECTION 11. **Severability**. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted by law.

SECTION 12. **Indemnification Not Exclusive**. The rights of indemnification provided in this Article VII shall be in addition to any rights which any such director, Officer, employee or other person may otherwise be entitled by contract or as a matter of law.

SECTION 13. **Amendments to Georgia Business Corporation Code**. In the event that, following the date of these Bylaws, the Georgia Business Corporation Code is amended to expand the indemnification protections that a Georgia corporation is permitted to provide to its directors, Officers and/or Employees, as applicable, the indemnification protections set forth in this Article VII shall be automatically amended, without any further action by the Board of Directors, the shareholders of the Corporation or the Corporation, to provide the same indemnification protections to the fullest extent provided by such amendments to the Georgia Business Corporation Code.

ARTICLE VIII

AMENDMENTS OF BYLAWS

The Board of Directors shall have the power to alter, amend or repeal the Bylaws or adopt new Bylaws, but any Bylaws adopted by the Board of Directors may be altered, amended or repealed and new Bylaws adopted by the shareholders. Action by the Directors with respect to the Bylaws shall be taken by an affirmative vote of a majority of all of the Directors then elected and serving, unless a greater vote is required by law, the Articles of Incorporation or these Bylaws.

ARTICLE IX

EMERGENCY TRANSFER OF RESPONSIBILITY

SECTION 1. **Emergency Defined.** In the event of a national emergency threatening national security or a major disaster declared by the President of the United States or the person performing his functions, which directly or severely affects the operations of the Corporation, the officers and employees of this Corporation will continue to conduct the affairs of the Corporation under such guidance from the Directors as may be available except as to matters which by law or regulation require specific approval of the Board of Directors and subject to conformance with any applicable laws, regulations, and governmental directives during the emergency.

SECTION 2. **Officers Pro Tempore.** The Board of Directors shall have the power, in the absence or disability of any officer, or upon the refusal of any officer to act as a result of said national emergency directly and severely affecting the operations of the Corporation, to delegate and prescribe such officer's powers and duties to any other officer, or to any Director.

In the event of a national emergency or state of disaster of sufficient severity to prevent the conduct and management of the affairs and business of this Corporation by its Directors and officers as contemplated by the Bylaws, any two or more available members or alternate members of the then incumbent Executive Committee shall constitute a quorum of such Committee for the full conduct and management of the Corporation in accordance with the provisions of Articles II and III of the Bylaws. If two members or alternate members of the Executive Committee cannot be expeditiously located, then three available Directors shall constitute the Executive Committee for the full conduct and management of the affairs and business of the Corporation until the then remaining Board can be convened. These provisions shall be subject to implementation by resolutions of the Board of Directors passed from time to time, and any provisions of the Bylaws (other than this Section) and any resolutions which are contrary to the provisions of this Section or the provisions of any such implementary resolutions shall be suspended until it shall be determined by any such interim Executive Committee acting under this Section that it shall be to the advantage of this Corporation to resume the conduct and management of its affairs and business under all of the other provisions of these Bylaws.

SECTION 3. **Officer Succession.** If, in the event of a national emergency or disaster which directly and severely affects the operations of the Corporation, the Chief Executive Officer cannot be located expeditiously or is unable to assume or to continue normal duties, then the authority and duties of the office shall be automatically assumed, without Board of Directors action, in order of title, and subject only to willingness and ability to serve, by the Chairman of the Board, President, Vice Chairman, Executive Vice President, Senior Vice President, Vice President, Corporate Secretary or their successors in office at the time of the emergency or disaster. Where two or more officers hold equivalent titles and are willing and able to serve, seniority in title controls initial appointment. If, in the same manner, the Corporate Secretary or Treasurer cannot be located or is unable to assume or continue normal duties, the responsibilities attached thereto shall, in like manner as described immediately above, be assumed by any Executive Vice President, Senior Vice President, or Vice President. Any officer assuming authority and position hereunder shall continue to serve until the earlier of his resignation or the elected officer or a more senior officer shall become available to perform the duties of the position of Chief Executive Officer, Corporate Secretary, or Treasurer.

SECTION 4. **Certification of Authority.** In the event of a national emergency or disaster which directly and severely affects the operations of the Corporation, anyone dealing with this Corporation shall accept a certification by the Corporate Secretary or any three officers that a specified individual is acting as Chairman of the Board, Chief Executive Officer, President, Corporate Secretary, or Treasurer, in accordance with these Bylaws; and that anyone accepting such certification shall continue to consider it in force until notified in writing of a change, such notice of change to carry the signature of the Corporate Secretary or three officers of the Corporation.

SECTION 5. **Alternative Locations.** In the event of a national emergency or disaster which destroys, demolishes, or renders the Corporation's offices or facilities unserviceable, or which causes, or in the judgment of the Board of Directors or the Executive Committee probably will cause, the occupancy or use thereof to be a clear and imminent hazard to personal safety, the Corporation shall temporarily lease or acquire sufficient facilities to carry on its business as may be designated by the Board of Directors. Any temporarily relocated place of business of this Corporation shall be returned to its legally authorized location as soon as practicable and such temporary place of business shall then be discontinued.

SECTION 6. **Amendments to Article IX.** At any meeting called in accordance with Section 2 of this Article IX, the Board of Directors or Executive Committee, as the case may be, may modify, amend or add to the provisions of this Article IX so as to make any provision that may be practical or necessary for the circumstances of the emergency.

ARTICLE X

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

All of the requirements of Article 11A of the Georgia Business Corporation Code (currently codified in Sections 14-2-1131 through 14-2-1133 thereof), as may be in effect from time to time (the "Business Combination Statute"), shall apply to all "business combinations" (as defined in Section 14-2-1131 of the Georgia Business Corporation Code) involving the Corporation. The requirements of the Business Combination Statute shall be in addition to the requirements of Article XI of the Corporation's Articles of Incorporation. Nothing contained in the Business Combination Statute shall be deemed to limit the provisions contained in Article XI of the Corporation's Articles of Incorporation, and nothing contained in Article XI of the Corporation's Articles of Incorporation shall be deemed to limit the provisions contained in the Business Combination Statute.

ARTICLE XI

INSPECTION OF BOOKS AND RECORDS

The Board of Directors shall determine whether and to what extent the accounts and books of the Corporation, or any of them, other than the share records, shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or books or document of the Corporation except as conferred by law or by resolution of the shareholders or the Board of Directors. Without prior approval of the Board of Directors in their discretion, the right of inspection set forth in Section 14-2-1602(c) of the Georgia Business Corporation Code shall not be available to any shareholder owning two (2%) percent or less of the shares outstanding.